Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in February 2015

FCA US LLC Reports February 2015 U.S. Sales Increased 6 Percent; Best February Sales Since 2007

•	59th-consecutive month of year-over-year sales gains

•	Jeep brand records best February sales ever; Jeep Patriot records best sales month ever

•	Dodge Challenger sales up 42 percent; best February sales ever

•	Chrysler 200 sales up 31 percent; best February sales ever

•	Nine FCA US vehicles achieve their best February sales ever

Auburn Hills, Mich., March 3, 2015 - FCA US LLC today reported U.S. sales of 163,586 units, a 6 percent increase compared with sales in February 2014 (154,866 units), and the group’s best February sales since 2007.

The Chrysler, Jeep®, and Ram Truck brands each posted year-over-year sales gains in February compared with the same month a year ago. The Jeep brand’s 21 percent increase was the largest sales gain of any FCA US brand during the month and its best February sales ever. The group extended its streak of year-over-year sales gains to 59-consecutive months.

“In spite of snow and bitter cold that slowed auto sales in many regions of the country, FCA US still turned in a 6 percent sales increase and extended our year-over-year sales streak to 59-consecutive months,” said Reid Bigland, Head of U.S. Sales. “Even with tougher year-over-year sales comparisons in 2015, our vehicle lineup continues to produce record sales results.”

Nine FCA US vehicles set records in the month of February, including four of the five Jeep brand vehicles. The Jeep Patriot turned in its best sales month ever, while the Jeep Cherokee, Jeep Wrangler, and Jeep Compass each recorded their best ever sales in the month of February. The Dodge Challenger, Fiat 500L, Chrysler 200, Ram ProMaster, and Ram Cargo Van each recorded their best ever sales in the month of February.

FCA US finished the month of February with an 85-day supply of inventory (577,277 units). U.S. industry sales figures for February are internally projected at an estimated 16.5 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales were up 21 percent, the brand’s best sales performance ever in the month of February and its 17th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month dating back to November 2013. Four of the five Jeep brand vehicles turned in sales records during the month. Sales of the Jeep Patriot were up 59 percent in February, the compact SUV’s best sales month ever and largest percentage increase of any Jeep brand model. The Jeep Cherokee, Wrangler, and Compass each recorded their best ever sales in the month of February. Sales of the Jeep Grand Cherokee were up 8 percent for its best February sales in nine years.

For a third-consecutive year, the Patriot was named the winner of Kelley Blue Book’s lowest 5-Year Cost to Own award in the Compact SUV/Crossover category, while the Jeep Wrangler Unlimited earned the same award in the Mid-size SUV/Crossover segment.

Chrysler Brand
Chrysler brand sales increased 13 percent, the brand’s best February sales since 2008 and its eighth-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 were up 31 percent, the mid-size sedan’s best ever sales in the month of February. The 200 was recognized as the Best Family Vehicle by the Midwest Automotive Media Association (MAMA) during last month’s Chicago Auto Show. MAMA is a nonprofit group of more than 200 automotive journalists and industry professionals who developed the award to help consumers make a wise purchase decision when it is time to shop for a family vehicle.

Ram Truck Brand
Sales of the Ram pickup truck were up 7 percent in February; its 58th-consecutive month of year-over-year sales gains. It was the pickup truck’s best February sales since 2004. Ram Light Duty pickup sales increased 7 percent in February while Ram Heavy Duty pickups were up 3 percent. The Ram 1500 was named by U.S. News & World Report last month as its Best Full-size Truck for the Money. In the site’s ranking of vehicle choices, Ram 1500 scored the highest among full-size pickups available to U.S. buyers. Within its class, the Ram 1500 took top honors for its outstanding value and critical acclaim. This is the second year in a row Ram’s half-ton entry has won the award.

Ram Truck brand sales, which include the Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 12 percent, the brand’s best February sales since 2007. The ProMaster Van and Ram Cargo Van each recorded their best ever sales in the month of February. The ProMaster City, which went on sale in January, is beginning to arrive in Ram Truck dealerships in greater numbers.

FIAT Brand
Sales of the Fiat 500L were up 19 percent last month, its best sales ever in the month of February. Sales of the 500L have been up year-over-year for four-consecutive months. FIAT brand sales, which include the Fiat 500 and 500L, were down slightly in February compared with the same month a year ago.

The 2016 Fiat 500X crossover, the latest addition to the FIAT lineup, will arrive in FIAT studios in the second quarter of 2015. On the heels of the FIAT brand’s return to Super Bowl advertising, FIAT fans can now configure the all-new crossover at www.fiatusa.com. The FIAT brand is coming off of a record year in 2014. The FIAT brand’s full-year sales were up 7 percent in 2014, compared with sales in 2013. It was the FIAT brand’s best annual sales since the brand was re-introduced in the U.S. in 2011.

Dodge Brand
Sales of the Dart were up 52 percent, the largest percentage sales gain of any Dodge brand vehicle during the month. The Challenger turned in its best ever February sales with a 42 percent year-over-year sales gain. Dodge brand sales were down 15 percent in February, compared with the same month a year ago, due in part to model changeover at the Windsor Assembly Plant in Windsor, Ontario, where the Dodge Grand Caravan and Chrysler Town & Country are built. The new 2015 Dodge Charger last month picked up a Driver’s Choice award for “Best Sports Sedan” from MotorWeek, the automotive television magazine program. Charger sales were up 16 percent in February, its best February sales since 2007.

FCA US LLC Sales Summary February 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	47	0	New	144	0	New
ALFA BRAND	47	0	New	144	0	New
500	2,333	2,664	-12%	4,719	5,157	-8%
500L	956	801	19%	1,825	1,530	19%
FIAT BRAND	3,289	3,465	-5%	6,544	6,687	-2%
200	15,805	12,046	31%	29,962	22,958	31%
300	4,356	4,488	-3%	7,548	7,633	-1%
Town & Country	8,341	8,696	-4%	14,385	15,752	-9%
CHRYSLER BRAND	28,502	25,230	13%	51,895	46,343	12%
Compass	4,669	4,354	7%	8,986	8,422	7%
Patriot	10,280	6,466	59%	17,843	12,043	48%
Wrangler	12,911	10,640	21%	24,594	20,193	22%
Cherokee	14,026	11,795	19%	29,180	22,300	31%
Grand Cherokee	13,756	12,691	8%	26,562	24,898	7%
JEEP BRAND	55,642	45,946	21%	107,165	87,856	22%
Dart	7,407	4,888	52%	15,543	9,939	56%
Avenger	219	8,189	-97%	461	12,984	-96%
Charger	10,365	8,940	16%	17,390	14,140	23%
Challenger	5,255	3,694	42%	9,847	6,152	60%
Viper	64	44	45%	125	91	37%
Journey	7,719	7,963	-3%	14,760	13,899	6%
Caravan	6,293	10,570	-40%	10,958	17,860	-39%
Durango	4,793	5,456	-12%	8,378	9,584	-13%
DODGE BRAND	42,115	49,744	-15%	77,462	84,649	-8%
Ram P/U	31,298	29,303	7%	59,916	54,374	10%
Cargo Van	940	581	62%	2,041	936	118%
ProMaster Van	1,627	597	173%	3,207	1,204	166%
ProMaster City	126	0	New	219	0	New
RAM BRAND	33,991	30,481	12%	65,383	56,514	16%

TOTAL FCA US LLC	163,586	154,866	6%	308,593	282,049	9%

TOTAL CAR	45,851	44,953	2%	85,739	79,054	8%
TOTAL TRUCK	117,735	109,913	7%	222,854	202,995	10%

For additional information:

Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com